SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of: February 2005	Commission File Number: 1-14830

GILDAN ACTIVEWEAR INC.
(Translation of Registrant's name into English)

725 Montée de Liesse Ville Saint-Laurent, Quebec Canada H4T 1P5
(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F X

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No X

If  “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b): 82-_N/A_.

For Immediate Release

Contact:	Laurence G. Sellyn, Executive Vice-President, Finance and Chief Financial Officer Tel: (514) 343-8805 Email: lsellyn@gildan.com

Gildan Activewear Announces Closure of Yarn-Spinning Facilities in Canada, and
Development of Second U.S. Joint-Venture Yarn-Spinning Facility

Montréal, Tuesday, February 1, 2005 – Gildan Activewear Inc. (NYSE: GIL; TSX: GIL.A) today announced that it is closing its two Canadian yarn-spinning operations, located in Long Sault, Ontario and in Montréal, Québec. The majority of the equipment will be transferred to a new yarn-spinning facility in Clarkton, North Carolina, which will be leased and operated by the Company’s yarn-spinning joint-venture with Frontier Spinning Mills. The Canadian yarn-spinning facilities, which together employ approximately 285 people, are expected to close by the end of March 2005, and the Clarkton facility is planned to be in full operation by the end of Gildan’s 2005 fiscal year.

Glenn J. Chamandy, President and Chief Executive Officer of Gildan Activewear, stated that: “The Company sincerely regrets the impact of the closure of the Canadian yarn-spinning facilities on our dedicated employees and the communities in which we operate. We will ensure that we treat employees fairly and implement measures to alleviate the transition. However, these changes are unavoidable if Gildan wishes to continue to succeed in an increasingly global competitive environment.”

Gildan’s Canadian yarn-spinning facilities provide yarn for its Canadian textile manufacturing operations. In order to be globally cost-competitive, Gildan is expanding its textile operations in Central America and the Caribbean basin, and utilizing its textile operations in Canada to produce shorter-run, higher-value product-lines. This has resulted in lower requirements for commodity yarns from the Canadian yarn-spinning facilities, with the result that they are no longer able to operate at an efficient level of capacity utilization.

Furthermore, under the Caribbean Basin Trade Partnership Act (CBTPA) enacted by the U.S. in 2000, it is not economical for Gildan to utilize yarn from its Canadian yarn-spinning facilities to supply its offshore textile operations, which must use yarn spun in the U.S. in order to be eligible for duty-free access to U.S. markets. Approximately 85% of Gildan’s overall sales are currently made to the U.S. The new Central American Free Trade Agreement (CAFTA), which is expected to be implemented by the U.S. in 2005, will also allow duty-free access from Gildan’s offshore manufacturing hubs for products using regionally-spun yarn, but this new legislation will still not provide for the use of Canadian yarn.

In addition to the impact of lower capacity utilization on Gildan’s Canadian yarn-spinning facilities, their cost structure has also been negatively impacted by the recent appreciation of the Canadian dollar and by the deregulation of electricity costs in the province of Ontario. Electricity is a major input in the cost structure of yarn-spinning operations. The relocation of yarn-spinning to the U.S. will also result in lower transportation costs for both cotton and yarn to be consumed by Gildan’s offshore textile facilities. At current exchange rates, Gildan anticipates that the annual cost saving from the relocation and consolidation of its yarn-spinning operations will be in the order of U.S. $4.0 million after-tax, or U.S. $0.13 per diluted share.

One-time costs arising from the closure are expected to amount to approximately U.S. $7.8 million after-tax, or U.S. $0.26 per diluted share. The closure costs will consist mainly of the loss on disposal of fixed assets that are not being transferred to the new U.S. joint venture facility and severance costs. This special charge will be recognized by Gildan in the second quarter of fiscal 2005.

Profile

Gildan Activewear is a vertically-integrated manufacturer and marketer of premium quality branded basic activewear for sale principally in the wholesale imprinted activewear segment of the Canadian, U.S., European and other international markets. The Company manufactures and sells premium quality 100% cotton and 50% cotton/50% polyester T-shirts, placket collar sport shirts and sweatshirts in a variety of weights, sizes, colours and styles. The Company sells its products as blanks, which are ultimately decorated with designs and logos for sale to consumers. Gildan employs more than 7,800 full-time employees.

Certain statements included in this press release may constitute “forward-looking statements” within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which could cause actual results to differ materially from future results expressed or implied by such forward-looking statements. We refer you to the Company’s filings with the U.S. Securities and Exchange Commission and Canadian securities regulatory authorities for a discussion of the various factors that may affect the Company’s future results.

SIGNATURE

     Pursuant to the requirements of the Securitiecs Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GILDAN ACTIVEWEAR INC.

(Signed) Stéphane Lemay
Stéphane Lemay
Vice-President, Public and Legal Affairs

Date: February 1, 2005